UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-15603

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

NATCO Group Inc.

11210 Equity Drive, Suite 100

Houston, Texas 77041

REQUIRED INFORMATION

The NATCO Group Profit Sharing and Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, also known as ERISA.

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Annual Report on Form 11-K, the following financial statements of the Plan, notes to such financial statements, and Reports of Independent Registered Public Accounting Firms on such financial statements are being filed in this report.

(a)	Reports of Independent Registered Public Accounting Firms

(b)	Statements of Net Assets Available for Benefits—as of December 31, 2007 and 2006

(c)	Statement of Changes in Net Assets Available for Benefits—Year ended December 31, 2007

(d)	Notes to Financial Statements

(e)	Schedule H, Line 4a—Schedule of Delinquent Participant Contributions — Year ended December 31, 2007

(f)	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2007

The consent of KPMG LLP, the Independent Registered Public Accounting Firm for the Plan for 2007, to the incorporation by reference of their report dated June 27, 2008 with respect to the foregoing 2007 financial statements and supplemental schedules of NATCO Group Profit Sharing and Savings Plan in the Registration Statement on Form S-8 of NATCO Group Inc. (No. 333-111298) pertaining to shares of NATCO Group Inc. common stock issuable under the Plan is being filed as Exhibit 23.1 to this report.

The consent of the Plan’s former Independent Registered Public Accounting Firm to the incorporation by reference of its report dated June 27, 2007 with respect to the statement of net assets available for benefits of the NATCO Group Profit Sharing and Savings Plan as of December 31, 2006 is being filed as Exhibit 23.2 to this report.

EXPLANATORY NOTE

In March 2008, the NATCO Group Profit Sharing and Savings Plan Committee retained KPMG, LLP as the independent registered public accounting firm for the audit of the Plan’s financial statements as of and for the year ended December 31, 2007. The audit report prepared by the predecessor auditor, BKD, LLP, as of December 31, 2006, has been included in this report, as well as a current consent from BKD, LLP to the incorporation by reference of that report in the Registration Statement on Form S-8, as noted above, and filed as Exhibit 23.2 to this report.

During the year ended December 31, 2007 and for the period through BKD’s March 2008 resignation as independent registered public accounting firm for the Plan, there were no disagreements with BKD, LLP on any matters related to accounting principles or practices, financial statement disclosure or accounting scope or procedures pertaining to the Plan.

The Federal Employer Identification Number of the Plan’s sponsor, National Tank Company, is 13-2571945 and the Plan number is 001.

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Index

Page
Report of Independent Registered Public Accounting Firm—KPMG LLP	4
Report of Independent Registered Public Accounting Firm—BKD, LLP	5

Financial Statements:

Statements of Net Assets Available for Benefits, as of December 31, 2007 and 2006	6

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2007	7

Notes to Financial Statements	8

Supplemental Schedules:

Schedule I—Schedule H, Line 4a—Schedule of Delinquent Participant Contributions, Year ended December 31, 2007	13
Schedule II—Schedule H, Line 4i—Schedule of Assets (Held at End of Year), as of December 31, 2007	14

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Signature	15

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm-KPMG LLP
Exhibit 23.2—Consent of Independent Registered Public Accounting Firm-BKD, LLP

Report of Independent Registered Public Accounting Firm

Audit Committee of NATCO Group Inc. and

NATCO Group Profit Sharing and Savings Plan Committee

We have audited the accompanying statement of net assets available for benefits of NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 27, 2008

Report of Independent Registered Public Accounting Firm

Audit Committee of NATCO Group Inc. and

NATCO Group Profit Sharing and Savings Plan Committee

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2006. This financial statement is the responsibility of the Plan sponsor’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ BKD, LLP

Houston, Texas

June 27, 2007

Federal Employer Identification Number: 44-0160260

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets:
Investments, at fair value	$72,175,470	$60,759,599
Employer contributions receivable	213,660	184,454
Participant contributions receivable	202,977	173,632

Net assets available for benefits, at fair value	72,592,107	61,117,685

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	267,923	131,559

Net assets available for benefits	$72,860,030	$61,249,244

See accompanying notes to financial statements.

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007
Additions:
Investment income:
Dividends	$4,041,379
Interest	400,335
Net appreciation in fair value of investments:
NATCO Group Inc. common stock	1,642,033
Registered investment companies	4,291,727
Common Collective Trusts	98,373
Personal Choice Account	54,240

Total investment income	10,528,087

Contributions:
Employer	2,845,523
Participant	4,306,738
Rollover	167,459

Total contributions	7,319,720

Total additions	17,847,807

Deductions:
Benefits paid to participants	6,220,270
Administrative expenses	16,751

Total deductions	6,237,021

Net increase	11,610,786
Net assets available for benefits:
Beginning of year	61,249,244

End of year	$72,860,030

See accompanying notes to financial statements.

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of the Plan’s sponsor, National Tank Company (the Company), a wholly owned subsidiary of NATCO Group Inc., and adopting affiliates, Total Engineering Services Team, Inc. and NTC Technical Services Inc., who have 30 days of continuous service (prior to July 3, 2007, 90 days of continuous service) and are age 18 or older. The Plan is administered by the NATCO Group Profit Sharing and Savings Plan Committee (the Committee) appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of the Plan are managed by American Century Investment Management, Inc., Charles Schwab & Co., Inc., Julius Baer Investment Management LLC, American Funds, Pacific Investment Management Company LLC and JP Morgan Chase Bank. The assets of the Plan are held by J.P. Morgan Chase Bank and Charles Schwab & Co, Inc. The record keeper for the Plan is J.P. Morgan Retirement Plan Services LLC and the trustee for the Plan is J.P. Morgan Chase Bank.

(b)	Contributions

Participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined in the Plan document, subject to statutory limits. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution. Contributions are subject to certain limitations specified under the Internal Revenue Code of 1986, as amended ( IRC). At anytime during the plan year, participants may change their contribution percentage. Participants may also elect to roll over funds held in other qualified plans into the Plan, as specified in the Plan document.

Each eligible employee hired on or after July 3, 2007, after meeting the applicable eligibility requirements is automatically deemed to have elected to defer 3% of his compensation into the Plan effective on the first day of the month coincident with or immediately following the end of the 30-day period unless the employee has affirmatively elected to make no pre-tax contributions or elected to make pre-tax contribution in a different amount.

The Company matches 100% on the first 3% and 50% on the next 2% of each participant’s compensation.

At the discretion of the Company’s Board of Directors, the Company may contribute an additional matching contribution. For the 2007 Plan year, the Company’s Board of Directors elected to make a discretionary matching contribution equal to 1% of each participant’s pre-tax annual compensation to all eligible participants. This employer discretionary contribution is determined prior to the beginning of each quarter.

At the discretion of the Company’s Board of Directors, the Company may also make an employer discretionary contribution which is allocated to participants based on the ratio of their compensation to all eligible participants’ compensation. The Company’s Board of Directors did not elect to make any additional discretionary contributions for the 2007 Plan year.

In no event may the aggregate employer matching contributions for any Plan year exceed 6% of the participant’s eligible compensation.

Employer contributions may be made in NATCO Group Inc. common stock, cash or a combination of the two. During 2007, all employer contributions were made in cash.

(c)	Investment Options

Each participant can elect to invest all or a portion of his or her contributions in various investment options offered by the Plan. These investment options include NATCO Group Inc. common stock, the common/collective trust (as described in Note 2) and mutual funds. Participants may also invest up to 50% of their account through the Schwab Personal Choice Retirement Account (Personal Choice Account) offered by Schwab Institutional Investments. The Personal Choice Account allows participants to invest in additional registered investment companies, U.S. government securities and individual stocks subject to certain minimum balance requirements and other restrictions.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer matching contributions, allocations of the employer discretionary contributions, if any, Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount in participant’s account.

(e)	Vesting

Each participant’s pre-tax contributions, after-tax contributions from prior plans, rollovers, employer contributions and the earnings thereon are fully vested when made.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000 (reduced by the highest outstanding balance of loans from the Plan in the prior twelve months) or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1% at the end of the month prior to the month in which the loan is issued. Principal and interest are paid ratably through weekly or bi-weekly payroll deductions over a period of up to five years, unless the loan qualifies as a principal residence loan, for which the term may be greater than five years. The term of the loan is specified under the loan procedures adopted by the Committee from time to time, which is incorporated into the Plan document. No participant may have more than one loan outstanding at any given time. Interest rates ranged from 5% to 10.5% at December 31, 2007 and maturity dates ranged from January 3, 2008 to June 15, 2017 at December 31, 2007.

(g)	In-service Withdrawals

While employed, a participant may make withdrawals from his or her after-tax and rollover accounts and certain prior plan accounts, as defined in the Plan document. Certain additional in-service withdrawals are permitted upon attainment of age 59-1/2 or proven financial hardship.

(h)	Payment of Benefits

Upon retirement, death, or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their account. On termination of service, participants may elect to receive a lump-sum amount equal to the total value of their account or, if the benefits exceed $1,000, defer distribution until normal retirement age or death. Participants with holdings in NATCO Group Inc. common stock may request the distribution in the form of common stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit- responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts and the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investment Valuation and Income Recognition

Investments in NATCO Group Inc. common stock, other common stocks, U.S. government securities and registered investment companies are stated at fair value based upon quoted market prices. Participant loans are valued at cost.

The Plan also invests in a common/collective trust fund J.P. Morgan Chase Bank Comingled Pension Trust Funds–Stable Value Fund (Stable Value Fund) as of December 31, 2007 and American Century Stable Asset Fund (Stable Asset Fund) as of December 31, 2006 whose underlying assets consist of a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. The fair value of the common/collective trust fund equals the fair value of the common/collective trust fund’s underlying assets as reported in its annual report. The fair value unit price in the common/collective trust fund is determined by the total reported fair value of the common/collective trust fund, the Plan’s percentage interest in the common/collective trust fund and the number of units owned by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned from participant loans is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is recorded as earned. Net appreciation in fair value of NATCO Group Inc. common stock, registered investment companies, common collective trusts, and the Personal Choice Account include realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in market prices of investments measured at fair value.

(c)	Risks and Uncertainties

The Plan, through its participants, may invest in various types of investment securities. Investment securities are exposed to various risks and uncertainties, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the amounts reported in participant accounts.

The Plan through its investment in the common/collective trust fund invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(d)	Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefit distributions are recorded when paid.

(f)	Administrative Expenses

The Plan’s sponsor pays the record keeping expenses and certain audit expenses related to the Plan. Administrative expenses reflected on the Statement of Changes in Net Assets Available for Benefits represent the charges to individual accounts of the participants initiating loans or investing in the Personal Choice Account.

(g)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No.157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No.157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of SFAS No. 157 on the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

(3)	Investments

As described in Note 2, the common/collective trust fund investment contracts are fully benefit-responsive investment contracts. These fully benefit-responsive investment contracts, as provided in the FSP, are recorded at contract value at which all qualified participant withdrawals are guaranteed to occur. Contract value is defined as principal plus accrued interest. The annual rate of return for the Stable Value Fund from September 17, 2007 to December 31, 2007 was 1.33% and for the Stable Asset Fund from January 1, 2007 to September 17, 2007 was 2.92%.

The following table presents 5% or more of the Plan investments at fair value.

	As of December 31,
	2007		2006
Registered Investment Companies:
American Century Equity Index Fund	$4,223,733		$3,758,728
American Century Equity Growth Fund	3,320,090	*	3,232,389
American Century Balance Fund	—		3,318,960
American Century Heritage Fund	19,855,640		7,906,393
American Century Ultra Fund	—		9,454,520
American Century Vista Fund	—		4,604,920
American Funds Growth Fund of America	9,528,569		—
Julius Baer International Equity Fund	7,302,960		5,793,211
Common/Collective Trust Funds:
J.P. Morgan Chase Bank Commingled Pension Trust Funds - Stable Value Fund	7,310,305		—
American Century Stable Asset Fund (1)	—		7,000,771

(1)	The American Century Stable Asset Fund was closed out in September 2007 and transferred to the J.P. Morgan Chase Bank Commingled Pension Trust Funds–Stable Value Fund.
*	Shown for comparative purposes.

(4)	NATCO Group Inc. Common Stock and Voting Rights

The NATCO Group Inc. common stock account uses the open market price for acquisitions and divestitures.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the trustee as directed by the Committee. Participants also have voting rights with respect to their investments in NATCO Group Inc. common stock that are held through the Personal Choice Account.

(5)	Plan Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on January 22, 2003, which states that the Plan is designed to be qualified under Section 401(a) of the IRC and the related trust is, therefore, exempt from taxation under Section 501(a) of the IRC. The document submitted for determination has been subsequently amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries.

(7)	Party-in-Interest Transactions

One of the Plan investments is shares of NATCO Group Inc. common stock, and participants also may invest in NATCO Group Inc. common stock through a Personal Choice Account. As NATCO Group Inc. is the parent company of the Plan’s sponsor, transactions involving NATO Group Inc. common stock qualify as party-in-interest transactions. In addition, certain Plan investments are shares of registered investment companies and common/collective trust funds issued by American Century Investments and J.P. Morgan. As American Century Investments and J.P Morgan are affiliates of J.P. Morgan Chase Bank, the Plan trustee, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(8)	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits presented in the financial statements to the Plan’s Form 5500 follows:

	December 31, 2007	December 31, 2006
Net assets available for benefits presented in the financial statements	$72,860,030	$61,249,244
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(267,923)	(131,559)

Net assets available for benefits per Form 5500	$72,592,107	$61,117,685

A reconciliation of investment income presented in the financial statements to the Form 5500 follows:

For the Year Ended December 31, 2007
Total investment income presented in the financial statements	$10,528,087
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	131,559
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	(267,923)

Total investment income per Form 5500	$10,391,723

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(9)	Delinquent Participant Contributions

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions were not remittted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company remitted all interest pertaining to the above transactions to the Plan on June 27, 2008.

(10)	Subsequent events

In January 2008, the Company acquired Linco-Electromatic, Inc. (Linco). A U.S. company that has approximately 140 employees, of whom approximately 100 were eligible under Linco’s 401 (k) plan and of whom approximately 80 were participating in Linco’s 401 (k) plan. All Linco employees became eligible effective March 2, 2008 to participate in the Plan and participation in Linco’s plan was frozen at that date. The Company intends to merge the Linco plan into the Plan effective January 2009. The acquisition of Linco did not have any impact on the Plan for the year ended December 31, 2007.

Schedule I

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Year ended December 31, 2007

Identity of party involved	Relationship to plan, Employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on Line 4(a)	Lost Interest
NATCO Group Inc.	Plan Sponsor	2007 employee deferrals not deposited to the Plan in a timely manner.	$163	$12

On June 27, 2008, the Company reimbursed the Plan for lost interest in the amount of $12 (see Note 9).

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer	Description of investment	Current value
* American Century Investments	Equity Growth Fund	$3,320,090
* American Century Investments	Equity Index Fund	4,223,733
* American Century Investments	Heritage Fund	19,855,640
* American Century Investments	Small Cap Value Fund	2,358,154
* American Century Investments	Value Fund	2,211,569
* JP Morgan	Stable Value Fund	7,310,305
* American Funds	Growth Fund of America	9,528,569
* JP Morgan	JPM Smart Retirement Income	1,047,334
* JP Morgan	JPM Smart Retirement 2010	676,110
* JP Morgan	JPM Smart Retirement 2015	957,028
* JP Morgan	JPM Smart Retirement 2020	2,754,456
* JP Morgan	JPM Smart Retirement 2030	1,167,790
* JP Morgan	JPM Smart Retirement 2040	796,739
* Participant Loans	Interest rates between 5.00% and 10.5%; Maturity dates between January 3, 2008 and June 15, 2017	2,404,912
* NATCO Group Inc.	NATCO Group Inc. Common Stock	3,244,105
Julius Baer	Julius Baer International Equity Fund	7,302,960
PIMCO	PIMCO Total Return	1,966,752
Schwab Institutional Investments	Schwab Personal Choice Retirement Account	1,049,224

		$72,175,470

*	Indicates transactions with a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NATCO Group Profit Sharing and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATCO Group Profit Sharing and Savings Plan

Date: June 27, 2008	By:	/s/ SCOTT THOMPSON
Scott Thompson
Chairman—NATCO Group
Profit Sharing and Savings Plan Committee

Index to Exhibits

The following documents are filed as part of this report:

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm—KPMG LLP

23.2	Consent of Independent Registered Public Accounting Firm—BKD, LLP